FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Translation of quarterly report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan

2.	Press release dated February 25, 2009 regarding announcement on submission of amendment statement for tender offer registration statement relating to Hitachi Kokusai Electric shares, extension of tender offer period and amendment to public notice of commencement of tender offer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date March 12, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

(English Summary)

Quarterly Report

pursuant to Article 24-4-7.1 of

the Financial Instruments and Exchange Law of Japan

For the third quarter of 140th business term

(from October 1, 2008 to December 31, 2008)

Hitachi, Ltd.

Tokyo, Japan

Note:	This is an English summary of the Quarterly Report filed with the Director of the Kanto Local Finance Bureau of the Financial Services Agency on February 13, 2009 pursuant to the Financial Instruments and Exchange Law of Japan. Certain information which has been previously filed with the SEC in other reports or is not material is omitted from this English summary.

CAUTIONARY STATEMENT

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained elsewhere in this document and in other materials published by Hitachi.

Outline

1. Changes in Major Consolidated Subsidiaries

None.

2. Number of Employees by Industry Segment (Consolidated basis)

(As of December 31, 2008)
Information & Telecommunication Systems	102,642
Electronic Devices	28,181
Power & Industrial Systems	102,803
Digital Media & Consumer Products	35,024
High Functional Materials & Components	52,404
Logistics, Services & Others	30,255
Financial Services	4,164
Corporate	3,201

Total	358,674

(Note) In addition to the employees shown above, the average number of temporary employees during the third quarter was 42,355.

The number of employees of Hitachi, Ltd. was 37,613 as of December 31, 2008.

The Business

1. Overview of Business Results, etc.

Business Results

During the third quarter of fiscal 2008, the effects of the deepening global financial crisis, triggered by the bankruptcy of a major investment bank in the U.S. in September 2008, have spread to the real economy, as evidenced by weak consumer spending and reduced capital investment, resulting in rapid economic deterioration in the U.S., Europe, etc. China and other emerging countries also experienced a slowdown in economic growth, affected by the weak U.S. and European economies. The Japanese economy also deteriorated dramatically due to significant reduction in capital investment stemming from worsening corporate revenues and substantial demand decrease, including export demand.

Under such circumstances, consolidated revenues during the third quarter of fiscal 2008 recorded JPY2,260.5 billion due to sluggish performance in all industry segments, including the Power & Industrial Systems segment, the Digital Media & Consumer Products segment and the High Functional Materials & Components segment, following a rapid fall in demand for automobiles, semiconductors, industrial equipment, etc.

Cost of sales stood at JPY1,780.7 billion. The ratio of cost of sales to revenues accounted for 79% due to decreased revenue, although the Company saw positive effects from its cost reduction efforts.

Selling, general and administrative expenses were JPY494.3 billion and their ratio to revenues was 22%.

JPY14.5 billion of operating loss was recorded due to loss incurred in the Power & Industrial Systems segment, the Digital Media & Consumer Products segment and the High Functional Materials & Components segment driven primarily by reduced sales, although the Information & Telecommunication Systems segment showed solid performance.

Other income totaled JPY6.1 billion. Interest income and dividends income came to JPY4.6 billion and JPY1.5 billion, respectively.

Hitachi recorded interest charges of JPY9.0 billion, impairment losses for long-lived assets of JPY12.4 billion, restructuring charges of JPY2.4 billion, and other deductions of JPY141.3 billion. The main items of impairment losses for long-lived assets include the booking of JPY3.9 billion, due to a decline in the expected selling price of certain assets held by an overseas subsidiary in the Information & Telecommunication Systems segment for sale caused by a deterioration of the real estate market, and another loss of JPY3.8 billion, which was posted mainly due to decline in productivity of a domestic subsidiary in the Digital Media & Consumer Products segment following a decrease in demand for digital media related components. Restructuring charges primarily consist of special termination benefits in the Financial Services segment under the early retirement program, which was implemented for the purpose of reducing cost and improving profitability, and costs related with streamlining and reorganization of manufacturing bases in the Information & Telecommunication Systems segment. The main components of other deductions include equity in net loss of affiliated companies of JPY85.8 billion due primarily to sluggish performance of equity-method affiliates engaged in semiconductor and liquid crystal display businesses, exchange loss of JPY38.5 billion due to ongoing appreciation of the Japanese yen, net loss on securities of JPY14.5 billion mainly due to the write-down of securities amid weak stock market conditions in Japan, and net loss of JPY2.3 billion on sale and disposal of rental assets and other property.

As a result, loss before income taxes and minority interests stood at JPY173.6 billion.

Income taxes totaled JPY225.3 billion, mainly due to write-downs of deferred tax assets. This resulted from the shortened period for realizing tax benefits, due to the sharp decrease in taxable income of the Company and its subsidiaries subject to consolidated taxation.

As a result, loss before minority interests was JPY398.9 billion.

Minority interests stood at a loss of JPY27.8 billion due to poor performance of listed subsidiaries.

As a result, net loss was JPY371.0 billion.

Business Results by Industry Segment

The business results are analyzed by industry segment in the following overview. Segment revenues include intersegment transactions.

(Information & Telecommunication Systems)

Segment revenues were JPY600.9 billion. In services business, system integration remained firm due to favorable demand in the public sector. Outsourcing business also showed steady performance. For the software business, OS-related software performed poorly. For the hardware business, sales of HDD and disk array subsystems were affected by the appreciation of the Japanese yen, and sales of servers also showed poor performance, although telecommunications network equipment kept steady performance.

Segment operating income was JPY38.3 billion. The result is attributed to good performance in the services business resulting from enhancement of project management initiatives, including order management and process control. The hardware business also showed good results mainly due to firm performance of HDD operations which benefited from cost reduction and gains from new products, and firm performance of telecommunications network equipment.

(Electronic Devices)

Segment revenues stood at JPY258.2 billion, and operating income was JPY4.0 billion. Although small- and medium-sized LCDs showed firm performance continued to grow, semiconductor manufacturing equipment at Hitachi High-Technologies Corporation performed poorly due to limited capital investments by domestic and overseas semiconductor manufacturers.

(Power & Industrial Systems)

Segment revenues were JPY702.5 billion. The result is attributable to sluggish sales of automotive-related products and construction machinery of Hitachi Construction Machinery Co., Ltd. affected by the decreased global demand for automobiles and construction machinery. Sales of railway vehicles and systems remained steady in overseas markets. The amount of orders received by the Company’s Power & Industrial Systems division, the core of this industry segment, were also sluggish primarily in the area of automotive-related products.

Segment operating loss was JPY25.4 billion, which was incurred mainly due to sluggish sales of automotive-related products and construction machinery as well as the rapid appreciation of the Japanese yen.

(Digital Media & Consumer Products)

Segment revenues stood at JPY309.3 billion. The result is mainly attributed to the effects from reduced sales volume of flat-panel TVs for overseas following business restructuring, and the slow performance of digital media products including optical disk drives for PCs, and room air conditioners for overseas markets, resulting from the weakened demand caused by the economic downturn. Industrial air-conditioning equipment recorded solid sales.

Segment operating loss was JPY16.1 billion. Optical disk drives and other products showed lackluster performance and air-conditioning equipment was negatively affected by price decline and soaring raw materials prices, while flat panel TV business benefited from business restructuring, improving its profitability.

(High Functional Materials & Components)

Segment revenues were JPY376.5 billion. Decrease in worldwide demand for automobiles and semiconductors has affected sales of automotive- and semiconductor-related materials and components manufactured by Hitachi Cable, Ltd., Hitachi Metals, Ltd., and Hitachi Chemical Co., Ltd., and the sale of a subsidiary of Hitachi Chemical Co., Ltd also affected the segment’s results.

Segment operating loss was JPY0.5 billion as a result of inventory write-down at Hitachi Cables, Ltd. to reflect the decline in copper price, along with lower sales.

(Logistics, Services & Others)

Segment revenues were JPY246.5 billion, and segment operating income stood at JPY4.6 billion. Although Hitachi Transport System, Ltd. performed well driven by gains from system logistic business and new contracts, overseas sales subsidiaries showed poor performance.

(Financial Services)

Segment revenues were JPY84.3 billion mainly due to the adverse effect of smaller demand in leasing markets on Hitachi Capital Corporation as a result of reduced capital investment. Segment operating income stood at JPY2.1 billion due to decrease in the volume of leasing transactions as well as effects of increasing amount of loss on bad debts.

Business Results by Geographic Segment

The business results are analyzed by geographic segment in the following overview. Revenues by geographic segment include intersegment transactions.

(Japan)

Revenues in Japan totaled JPY1,794.4 billion. The result is mainly attributed to sluggish sales of automotive-related equipment, materials and components amid significant production cutback among automobile manufacturers as well as unfavorable sales of semiconductor manufacturing equipment and construction machinery, although the services business and sales of telecommunications network equipment in the area of information & telecommunication systems remained steady.

Operating loss stood at JPY13.2 billion. Although solid performance was obtained from the services business and telecommunications network equipment business in the area of information & telecommunication systems, these gains were offset by poor performance of automotive-related products, materials and components as well as semiconductor production equipment and digital media products.

(Asia)

Revenues in Asia were JPY523.2 billion, and operating income stood at JPY19.3 billion. Construction machinery business showed poorly as a result of reduced investment in housing sector amid financial crunch, and automotive-related equipment also suffered negative growth, while sales of HDDs as well as those of elevators and escalators in China remained steady.

(North America)

Revenues in North America stood at JPY222.8 billion mainly due to sluggish performance in the automotive-related products, materials and components, impacted from significant production cutback among automobile manufacturers, although sales of HDDs remained steady.

Operating income was JPY2.5 billion mainly due to poor performance of automotive-related products, materials and components as well as digital media products and construction machinery, although sales of HDDs showed steady performance.

(Europe)

Revenues in Europe recorded JPY167.6 billion. Automotive-related products business proved to be challenging, and construction machinery business also performed poorly due to the financial crunch and resulting reduced investment in housing sector, offsetting sales of coal-fired thermal power plants and solid performance of the storage solution business. Operating loss was JPY13.3 billion.

(Other Areas)

Revenues in other areas were JPY39.3 billion, and operating income was JPY1.9 billion. The results are mainly attributable to slow growth in sales of mineral mining machinery in South America and Australia.

2. Overview of Financial Position, etc.

Liquidity and Capital Resources

During the third quarter of fiscal 2008, the Company had no major changes in the policies of maintaining liquidity and ensuring funds, efforts for improvement in fund management efficiency, and ideas regarding funding sources and fundraising. The Company’s long-term debt rating has been changed to A2 from A1 by Moody’s after the end of the third quarter of fiscal 2008.

Cash Flows

(Cash flows from operating activities)

Operating activities used net cash of JPY120.2 billion. Such cash outflow was attributable mainly to decrease in receipts of payment from sales and increase in inventories as a result of lower sales on sharply falling demand for automobiles, semiconductors, and industrial machinery amid the global economic downturn.

(Cash flows from investing activities)

Investing activities used net cash of JPY134.1 billion. Capital expenditures of JPY90.0 billion were spent mainly for manufacturing facilities for small- and medium-sized LCDs and automotive products, while maintaining the attitude of strict selection of investments. A net sum of JPY96.4 billion was recorded as investments related to property, plant and equipment, where the collection of investments in leases and the proceeds from disposal of rental assets and other property were subtracted from the capital expenditures as well as the purchase of assets to be leased.

(Cash flows from financing activities)

Increase in short-term debt came to JPY362.6 billion mainly due to the issuance of the Company’s commercial paper. Net cash provided by financing activities was JPY344.4 billion, after making payment of dividends.

The net result of the above items at the end of the third quarter of fiscal 2008 increased JPY50.9 billion in cash and cash equivalents, to JPY547.3 billion compared to the amount at the end of the second quarter of fiscal 2008. Free cash flows, the sum of cash flows from operating and investing activities, were an outflow of JPY254.4 billion.

Assets, Liabilities and Stockholders’ Equity

Total assets at the end of the third quarter of fiscal 2008 were JPY9,834.4 billion, a decrease of JPY696.3 billion from the end of fiscal 2007, due to a reduction in accounts receivable and write-down of deferred tax assets, despite of an increase in inventories due to seasonal reasons and sluggish sales.

Total short-term debt and long-term debt at the end of the third quarter of fiscal 2008 increased by JPY248.0 billion from the end of fiscal 2007, to JPY2,779.5 billion mainly due to issuance of commercial paper.

Minority interests at the end of the third quarter of fiscal 2008 decreased by JPY42.4 billion from the end of fiscal 2007, to JPY1,100.0 billion mainly due to lackluster performance of the listed subsidiaries.

Total stockholders’ equity at the end of the third quarter of fiscal 2008 decreased by JPY459.8 billion from the end of fiscal 2007, to JPY1,710.8 billion mainly due to posting of quarterly net loss, decrease in foreign currency translation adjustments reflecting the ongoing appreciation of the Japanese yen, and decrease in net unrealized holding gain on securities caused primarily by the stagnant domestic stock market. As a result, the ratio of stockholders’ equity to total assets decreased to 17.4% from 20.6% at the end of fiscal 2007. Moreover, the ratio of the total of short-term debt and long-term debt to the total of stockholders’ equity and minority interests increased to 0.99 from 0.76 at the end of fiscal 2007.

3. Research and Development Expense (Consolidated basis)

(Billions of yen)
Industry Segment	Third Quarter of Fiscal 2008
Information & Telecommunication Systems	36.9
Electronic Devices	10.7
Power & Industrial Systems	27.2
Digital Media & Consumer Products	7.3
High Functional Materials & Components	12.7
Logistics, Services & Others	0.6
Financial Services	0.0
Corporate	4.1

Total	99.7

Capital Investment (Consolidated basis)

(Billions of yen)
Industry Segment	Third Quarter of Fiscal 2008
Information & Telecommunication Systems	14.8
Electronic Devices	6.8
Power & Industrial Systems	43.0
Digital Media & Consumer Products	6.1
High Functional Materials & Components	25.6
Logistics, Services & Others	10.0
Financial Services	81.3
Eliminations & Corporate items	(4.9)

Total	183.1

Information on the Company

1. Capital as of December 31, 2008	282,033 million yen
2. Matters Concerning Shares
Authorized (Common Stock)	10,000,000,000 shares
Shares Issued (Common Stock)
Number of shares issued as of December 31, 2008:	3,368,126,056 shares
Number of shares issued as of February 13, 2009:	3,368,126,056 shares

The common stock of the Company is listed on the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo stock exchanges in Japan and on the New York Stock Exchange overseas.

3. Matters Concerning Stock Acquisition Rights, etc. (As of December 31, 2008)

Stock Acquisition Rights Which the Company’s Directors and Executive Officers Hold

Name of Stock Acquisition Rights	Hitachi, Ltd. 4th Stock Acquisition Rights
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 426,000 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY719 per share
Period during Which Stock Acquisition Rights May Be Exercised	From July 29, 2006 to July 28, 2009

Note:	The number of shares to be issued upon exercise of stock acquisition rights excludes the number of stock acquisition rights which had already been exercised or expired.

Bonds with Stock Acquisition Rights

Name of Stock Acquisition Rights	Series A Zero Coupon Convertible Bonds due 2009	Series B Zero Coupon Convertible Bonds due 2009
Class and Number of Shares to Be Issued upon Exercise of Stock Acquisition Rights	Common Stock 60,827,250 shares	Common Stock 60,827,250 shares
Amount to Be Paid upon Exercise of Stock Acquisition Rights	JPY822 per share	JPY822 per share
Period during Which Stock Acquisition Rights May Be Exercised	From November 2, 2004 to October 5, 2009 (London time)	From November 2, 2004 to October 5, 2009 (London time)

4. Major Shareholders

The Company received copies of filing made to the Kanto Local Finance Bureau. The summary of the copies is as follows. This filing represents report on beneficial ownership of more than 5% of total issued voting shares under Financial Instruments and Exchange Law of Japan.

(i) Mitsubishi UFJ Trust and Banking Corporation

Name of reporting person	Mitsubishi UFJ Trust and Banking Corporation etc.
Date of event which requires reporting	October 13, 2008
Amount of shares beneficially owned by the reporting person	169,748,898 shares
Percentage to total shares issued	5.04%

(ii) Barclays Global Investors

Name of reporting person	Barclays Global Investors etc.
Date of event which requires reporting	October 27, 2008
Amount of shares beneficially owned by the reporting person	169,180,701 shares
Percentage to total shares issued	5.02%

(iii) Dodge & Cox

Name of reporting person	Dodge & Cox
Date of event which requires reporting	October 31, 2008
Amount of shares beneficially owned by the reporting person	182,515,140 shares
Percentage to total shares issued	5.42%

5. Share Price

The following table sets forth the reported high and low prices of the Company’s common stock on the first section of the Tokyo Stock Exchange.

	Price Per Share of Common Stock
	(Yen)
	High	Low
Monthly Information
April 2008	710	581
May 2008	775	658
June 2008	807	746
July 2008	793	744
August 2008	843	767
September 2008	817	690
October 2008	733	393
November 2008	525	395
December 2008	442	334

6. Change in Senior Management

The Board of Directors of the Company decided the following executive change on February 3, 2009.

New Executive Officers [Effective April 1, 2009]

Name (Date of birth)	Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Date	Business experience, including experience in the Company, and functions	Share ownership
Hiroaki Nakanishi (Mar. 14, 1946)

Representative Executive Officer

Exective Vice President and Executive Officer (Infrastructure technology/products business, sales operations, Hitachi group global business, corporate export regulation and business incubation)

		1/2007 4/2006	Chairman & CEO of Hitachi Global Storage Technologies, Inc. Executive Vice President and Executive Officer, Chairman & CEO of Hitachi Global Storage Technologies, Inc.	34,000 shares
		6/2005	Senior Vice President and Executive Officer, Chairman & CEO of Hitachi Global Storage Technologies, Inc.
		4/2004	Senior Vice President and Executive Officer
		6/2003	Vice President and Executive Officer
		4/2003	General Manager of Global Business
		4/1970	Joined Hitachi, Ltd.

Masahiro Kitano (Nov. 23, 1955)	Vice President and Executive Officer (Information & telecommunication systems business (platform systems business))	4/2007	Chief Strategy Officer of Information & Telecommunication Systems Group, General Manager of Strategy Planning & Development Office, Information & Telecommunication Systems Group	12,050 shares
		4/1980	Joined Hitachi, Ltd.

Kaichiro Sakuma (Jan. 29, 1954)	Vice President and Executive Officer (Information & telecommunication systems business (system solutions business))	4/2008	President & CEO of Hitachi Information & Telecommunication Systems Global Holding Corporation	20,000 shares
		4/1979	Joined Hitachi, Ltd.

Shinjiro Iwata (Jun. 6, 1948)	Vice President and Executive Officer (Information & telecommunication systems business (services business (global)))	10/2007 4/1972	Executive Vice President of Hitachi Global Storage Technologies, Inc. Joined Hitachi, Ltd.	19,000 shares

Shutoku Watanabe (Mar. 4, 1948)	Vice President and Executive Officer (Consumer business)	4/2008	Executive Vice President of Consumer Business Group, General Manager of Strategic Sales & Marketing Division, Consumer Business Group	7,000 shares
		4/1970	Joined Hitachi, Ltd.

Shigeru Azuhata (Nov. 21, 1949)	Vice President and Executive Officer (Research & development, environmental strategy)	1/2008	General Manager of Environmental Strategy Office	29,000 shares
		4/1975	Joined Hitachi, Ltd.

Nobuyuki Ohno (Feb. 24, 1949)	Vice President and Executive Officer (Hitachi group global business (China))	4/2007	Chief Marketing Officer of Information & Telecommunication Systems Group, Deputy General Manager of Corporate Marketing Group	31,000 shares
		4/1971	Joined Hitachi, Ltd.

Osamu Ohno (Aug. 6, 1948)	Vice President and Executive Officer (Information technology)	4/2005	General Manager of Information Technology Division	16,000 shares
		4/1969	Joined Hitachi, Ltd.

Retirement of Executive Officers [Effective March 31, 2009]

Name	Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Junzo Kawakami	Representative Executive Officer Executive Vice President and Executive Officer (Infrastructure technology/products business, research & development and business incubation)

Manabu Shinomoto	Representative Executive Officer Executive Vice President and Executive Officer (Information infrastructure business (information & telecommunication systems business) and information technology)

Masahiro Hayashi	Representative Executive Officer Executive Vice President and Executive Officer (Sales operations, Hitachi group global business and corporate export regulation)

Tadahiko Ishigaki	Senior Vice President and Executive Officer (Hitachi group global business (Americas))

Mitsuo Yamaguchi	Vice President and Executive Officer (Information & telecommunication systems business (services business (global)))

Kazuhiro Tachibana	Vice President and Executive Officer (Consumer business (marketing))

Change in Responsibility of Executive Officers [Effective April 1, 2009]
Name	New Position (Responsibility of Executive Officer as authorized by the Board of Directors)	Former Position (Responsibility of Executive Officer as authorized by the Board of Directors)
Kazuhiro Mori

Representative Executive Officer

Executive Vice President and Executive Officer

(Social infrastructure business (power systems business and industrial systems business), environmental strategy, quality assurance and production engineering)

Representative Executive Officer Executive Vice President and Executive Officer

(Social infrastructure business (power systems business and industrial systems business), quality assurance and production engineering)

Naoya Takahashi

Representative Executive Officer

Executive Vice President and Executive Officer

(Information infrastructure business (information & telecommunication systems business), research & development and information technology)

Senior Vice President and Executive Officer (Information & telecommunication systems business (services business (global) and platform systems business))

Junzo Nakajima	Senior Vice President and Executive Officer (Information & telecommunication systems business)	Vice President and Executive Officer (Information & telecommunication systems business (system solutions business))

Shozo Saito	Senior Vice President and Executive Officer (Environmental strategy, quality assurance, production engineering and power systems engineering)	Senior Vice President and Executive Officer (Quality assurance, production engineering and power systems engineering)

Koji Tanaka	Vice President and Executive Officer (Power systems business)	Vice President and Executive Officer (Power systems business (Ibaraki Area and management improvement))

Akira Maru	Vice President and Executive Officer (Power systems business (nuclear power systems business promotion))	Vice President and Executive Officer (Power systems business)

Koushi Nagano	Vice President and Executive Officer (Sales operations, Hitachi group global business and corporate export regulation)	Vice President and Executive Officer (Hitachi group global business (China))

Masao Hisada	Vice President and Executive Officer (Hitachi group global business (Americas))	Vice President and Executive Officer (Hitachi group global business)

Financial Statements

CONSOLIDATED BALANCE SHEETS

Hitachi, Ltd. and Subsidiaries

December 31, 2008 and March 31, 2008

	Millions of yen
Assets	December 31, 2008	March 31, 2008
Current assets:
Cash and cash equivalents	547,392	560,960
Short-term investments	11,932	61,289

Trade receivables, net of allowance for doubtful receivables of ¥38,226 million as of December 31, 2008 and ¥40,847 million as of March 31, 2008:
Notes (note 11)	147,429	163,962
Accounts	1,937,973	2,365,823
Investments in leases	159,078	136,119
Inventories (note 3)	1,748,353	1,441,024
Prepaid expenses and other current assets	712,724	672,578

Total current assets	5,264,881	5,401,755

Investments and advances, including affiliated companies	843,585	1,042,657
Property, plant and equipment:
Land	463,651	478,620
Buildings	1,869,599	1,848,105
Machinery and equipment	5,603,875	5,770,457
Construction in progress	89,692	93,137

	8,026,817	8,190,319
Less accumulated depreciation	5,608,642	5,536,401

Net property, plant and equipment	2,418,175	2,653,918

Other assets (note 4)	1,307,846	1,432,517

Total assets	9,834,487	10,530,847

See accompanying notes to consolidated financial statements.

	Millions of yen
Liabilities and Stockholders’ Equity	December 31, 2008	March 31, 2008
Current liabilities:
Short-term debt	1,011,905	723,020
Current portion of long-term debt	594,414	386,879

Trade payables:
Notes	63,227	66,265
Accounts	1,315,347	1,601,413
Accrued expenses (note 11)	767,985	901,546
Income taxes	64,185	101,599
Advances received	474,725	412,642
Other current liabilities	582,047	559,535

Total current liabilities	4,873,835	4,752,899

Long-term debt	1,173,231	1,421,607
Retirement and severance benefits	757,603	822,440
Other liabilities	218,926	220,781

Total liabilities	7,023,595	7,217,727

Minority interests	1,100,083	1,142,508

Stockholders’ equity:
Common stock (note 7)	282,033	282,033
Capital surplus	560,239	555,410
Legal reserve and retained earnings (note 9)	1,248,774	1,626,497
Accumulated other comprehensive loss (note 10)	(353,866)	(267,198)
Treasury stock, at cost (note 8)	(26,371)	(26,130)

Total stockholders’ equity	1,710,809	2,170,612

Commitments and contingencies (note 11)
Total liabilities and stockholders’ equity	9,834,487	10,530,847

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Nine months ended December 31, 2008

Millions of yen
Revenues	7,571,120

Cost of sales	(5,854,274)
Selling, general and administrative expenses	(1,534,288)

Impairment losses for long-lived assets (note 12)	(57,129)
Restructuring charges (note 13)	(7,647)
Interest income	17,346
Dividends income	5,995
Gains on sales of stock by subsidiaries or affiliated companies	360
Other income (note 14)	5,203
Interest charges	(27,302)
Other deductions (note 14)	(154,871)

Loss before income taxes and minority interests	(35,487)

Income taxes (note 5)	(299,183)

Loss before minority interests	(334,670)

Minority interests	(22,242)

Net loss	(356,912)

Yen
Net loss per share (note 15):
Basic	(107.38)
Diluted	(107.51)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF OPERATIONS

Hitachi, Ltd. and Subsidiaries

Three months ended December 31, 2008

Millions of yen
Revenues	2,260,573

Cost of sales	(1,780,780)
Selling, general and administrative expenses	(494,317)

Impairment losses for long-lived assets (note 12)	(12,444)
Restructuring charges (note 13)	(2,459)
Interest income	4,617
Dividends income	1,565
Interest charges	(9,029)
Other deductions (note 14)	(141,356)

Loss before income taxes and minority interests	(173,630)

Income taxes (note 5)	(225,319)

Loss before minority interests	(398,949)

Minority interests	27,850

Net loss	(371,099)

Yen
Net loss per share (note 15):
Basic	(111.65)
Diluted	(111.65)

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

Hitachi, Ltd. and Subsidiaries

Nine months ended December 31, 2008

Millions of yen
Cash flows from operating activities:
Net loss	(356,912)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	364,835
Amortization	105,550
Impairment losses for long-lived assets	57,129
Deferred income taxes	187,484
Equity in loss of affiliated companies, net	82,027
Gain on sale of investments and subsidiaries’ common stock	(1,397)
Impairment of investments in securities	22,841
Loss on disposal of rental assets and other property	9,651
Income applicable to minority interests	22,242
Decrease in receivables	371,019
Increase in inventories	(414,522)
Increase in prepaid expenses and other current assets	(38,100)
Decrease in payables	(144,333)
Decrease in accrued expenses and retirement and severance benefits	(125,762)
Decrease in accrued income taxes	(34,039)
Increase in other current liabilities	8,114
Net change in inventory-related receivables from financial services	3,700
Other	7,149

Net cash provided by operating activities	126,676

Cash flows from investing activities:
Decrease in short-term investments	50,217
Capital expenditures	(320,919)
Purchase of assets to be leased	(239,521)
Collection of investments in leases	176,721
Proceeds from disposal of rental assets and other property	42,846
Proceeds from sale of investments and subsidiaries’ common stock	42,559
Purchase of investments and subsidiaries’ common stock	(38,056)
Purchase of software	(88,162)
Other	(2,629)

Net cash used in investing activities	(376,944)

Cash flows from financing activities:
Increase in short-term debt, net	341,602
Proceeds from long-term debt	244,930
Payments on long-term debt	(265,007)
Proceeds from sale of common stock by subsidiaries	674
Dividends paid to stockholders	(19,937)
Dividends paid to minority stockholders of subsidiaries	(23,777)
Acquisition of subsidiaries’ common stock for treasury	(676)
Acquisition of common stock for treasury	(787)
Proceeds from sales of treasury stock	478

Net cash provided by financing activities	277,500

Effect of exchange rate changes on cash and cash equivalents	(40,800)

Net decrease in cash and cash equivalents	(13,568)
Cash and cash equivalents at beginning of period	560,960

Cash and cash equivalents at end of period	547,392

See accompanying notes to consolidated financial statements.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

(1)	Nature of Operations

Hitachi, Ltd. (the Company) is a Japanese corporation, whose principal office is located in Japan. The Company’s and its subsidiaries’ businesses are diverse, and include information and telecommunication systems, electronic devices, power and industrial systems, digital media and consumer products, high functional materials and components, and other services including financial services and logistics services.

(2)	Basis of Presentation and Summary of Significant Accounting Policies

(a)	Basis of Presentation

The Company and its domestic subsidiaries keep their books of account in accordance with the financial accounting standards of Japan, and its foreign subsidiaries in accordance with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with accounting principles generally accepted in the United States of America. Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and all variable interest entities (VIEs) for which any of the Company and its consolidated entities is the primary beneficiary. A VIE is defined in Financial Accounting Standards Board (FASB) Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51.” This interpretation addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. The consolidated financial statements include accounts of certain subsidiaries, whose closing dates differ from December 31 by 93 days or less, to either comply with local statutory requirements or facilitate timely reporting. There have been no significant transactions, which would materially affect the Company’s financial position and results of operations, with such subsidiaries during the period from their closing dates to December 31. Intercompany accounts and significant intercompany transactions have been eliminated in consolidation.

Investments in corporate joint ventures and affiliated companies, where the Company has the ability to exercise significant influence over operational and financial policies generally by holding 20 - 50% ownership, are accounted for under the equity method. Investments where the Company does not have significant influence are accounted for under the cost method.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

(c)	Income Taxes

The Company computes interim income tax provisions by applying an estimated annual effective tax rate, which is reasonably determined considering the factors that will affect the tax rate including events that do not have tax consequences, tax credits and valuation allowances, to current income before income taxes and minority interests in accordance with Accounting Principles Board (APB) Opinion No. 28, “Interim Financial Reporting.” The effect of a change as a result of a change in judgement about the realizability of the related deferred tax asset is recognized in the interim period in which the change occurs.

(d)	Disclosures about Segments of an Enterprise and Related Information

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards about how a public business enterprise is required to report financial and descriptive information about its operating segments. This standard defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. Furthermore, this standard requires the disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which it earns revenue or holds assets and major customers. However, certain foreign private issuers are presently exempted from the segment disclosure requirements of SFAS No. 131 in filings with the United States Securities and Exchange Commission (SEC) under the Securities Exchange Act of 1934, and the Company has not presented the segment information required to be disclosed in the footnotes to the consolidated financial statements based on the provisions of SFAS No. 131.

(e)	Changes in Accounting Principles

The Company adopted the provisions of SFAS No. 157, “Fair Value Measurements” for financial assets and financial liabilities and for non-financial assets and non-financial liabilities recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) on April 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company’s consolidated financial statements.

The Company adopted the provisions of FSP No. FAS 140-4 and FIN 46(R)-8 “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities” for the three months ended December 31, 2008. Notes in conformity with these provisions are not stated in this report.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

(f)	New Accounting Standards

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations,” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” These statements will improve and simplify the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. SFAS No. 141 requires an acquiring entity in a business combination to recognize all the assets acquired, liabilities assumed and any noncontrolling interest in an acquiree at the full amount of their fair values as of the acquisition date. Also, SFAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as equity in the consolidated financial statements and all the transactions for changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions. These statements are required to be adopted simultaneously and are effective for the first annual reporting period beginning on or after December 15, 2008. The Company is currently evaluating the effect of adopting these statements on the consolidated financial position and results of operations.

In May 2008, the FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (including Partial Cash Settlement).” This FSP requires that issuers of convertible debt instruments that may be settled in cash or other assets upon conversion should separately account for the liability and equity components in a manner that reflects the entity’s nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The requirements must be applied retrospectively to all periods presented. The Company is currently evaluating the effect of adopting these statements on the consolidated financial position and results of operations.

(3)	Inventories

Inventories as of December 31, 2008 and March 31, 2008 are summarized as follows:

	Millions of yen
	December 31, 2008	March 31, 2008
Finished goods	621,360	553,344
Work in process	882,249	665,106
Raw materials	244,744	222,574

	1,748,353	1,441,024

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

(4)	Goodwill and Other Intangible Assets

Goodwill and other intangible assets included in other assets as of December 31, 2008 and March 31, 2008 are as follows:

	Millions of yen
	December 31, 2008			March 31, 2008
	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill	153,729	—	153,729	159,039	—	159,039

Amortized intangible assets:
Software	558,270	447,244	111,026	511,091	402,858	108,233
Software for internal use	548,303	372,291	176,012	537,258	346,812	190,446
Patents	115,107	79,530	35,577	120,429	70,990	49,439
Other	128,249	90,216	38,033	120,168	83,951	36,217

	1,349,929	989,281	360,648	1,288,946	904,611	384,335

Indefinite-lived intangible assets	7,987	—	7,987	8,428	—	8,428

(5)	Income Taxes

The Company’s combined statutory income tax rate is approximately 40.6%. However, the current estimated annual effective tax rate applied to current income before income taxes and minority interests is significantly higher than the statutory rate for the nine months and the three months ended December 31, 2008 because the Company recognized an increase in the valuation allowance against deferred tax assets due to the change in judgement about the realizability of the deferred tax assets in line with the decline in the taxable income of the group, including the Company, that files a consolidated tax return and certain subsidiaries and equity in loss of affiliated companies.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

(6)	Retirement and Severance Benefits

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the nine months ended December 31, 2008 consists of the following components:

Millions of yen
Service cost	54,486
Interest cost	41,099
Expected return on plan assets for the period	(34,769)
Amortization of prior service benefit	(16,249)
Recognized actuarial loss	52,520
Transfer to defined contribution pension plan	(2,451)

Employees’ contributions	(99)

94,537

Net periodic benefit cost for the funded benefit pension plans and the unfunded lump-sum payment plans for the three months ended December 31, 2008 consists of the following components:

Millions of yen
Service cost	18,462
Interest cost	13,575
Expected return on plan assets for the period	(11,468)
Amortization of prior service benefit	(5,585)
Recognized actuarial loss	17,726
Transfer to defined contribution pension plan	(56)
Employees’ contributions	(32)

32,622

(7)	Common Stock

Issued shares of common stock as of December 31, 2008 and March 31, 2008 are as follows:

Issued shares
Balance as of March 31, 2008 and December 31, 2008	3,368,126,056

(8)	Treasury Stock

Shares of treasury stock as of December 31, 2008 and March 31, 2008 are as follows:

	Shares
	December 31, 2008	March 31, 2008
Shares of treasury stock	44,006,325	43,727,729

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

(9)	Dividends

Decision	Class of Shares	Cash dividends (Millions of yen)	Appropriation from	Cash dividends per share (Yen)	Vesting date	Effective Date
The Board of Directors on May 13, 2008	Common stock	9,973	Retained earnings	3.0	March 31, 2008	May 20, 2008
The Board of Directors on October 30, 2008	Common stock	9,971	Retained earnings	3.0	September 30, 2008	November 26, 2008

(10)	Comprehensive Income and Accumulated Other Comprehensive Loss

The comprehensive loss for the nine months ended December 31, 2008 is summarized as follows:

Millions of yen
Net loss	(356,912)
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(84,985)
Pension liability adjustments	21,017
Net unrealized holding gain on available-for-sale securities	(20,281)
Cash flow hedges	(2,436)

Comprehensive loss	(443,597)

The comprehensive loss for the three months ended December 31, 2008 is summarized as follows:

Millions of yen
Net loss	(371,099)
Other comprehensive loss, net of reclassification adjustments:
Foreign currency translation adjustments	(63,442)
Pension liability adjustments	8,668
Net unrealized holding gain on available-for-sale securities	(8,670)
Cash flow hedges	(2,708)

Comprehensive loss	(437,251)

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

Accumulated other comprehensive loss as of December 31, 2008 and March 31, 2008 consists of the following:

	Millions of yen
	December 31, 2008	March 31, 2008
Foreign currency translation adjustments	(154,383)	(69,222)
Pension liability adjustments	(199,796)	(221,007)
Net unrealized holding gain on available-for-sale securities	2,298	22,581
Cash flow hedges	(1,985)	450

Accumulated other comprehensive loss	(353,866)	(267,198)

(11)	Commitments and Contingencies

The Company and its operating subsidiaries are contingently liable for loan guarantees to its affiliates and others in the amount of approximately ¥47,159 million as of December 31, 2008.

Hitachi Capital Corporation (HCC) and certain other financial subsidiaries provide guarantees to financial institutions for extending loans to customers of the subsidiaries. As of December 31, 2008, the undiscounted maximum potential future payments under such guarantees amounted to ¥449,246 million. The Company accrued ¥8,595 million as an obligation to stand ready to perform over the term of the guarantees in the event the customer cannot make scheduled payments.

The subsidiaries provide certain revolving lines of credit to its credit card holders in accordance with the terms of the credit card business customer service contracts. Furthermore, the subsidiaries provide credit facilities to parties in accordance with the service agency business contracts from which temporary payments on behalf of such parties are made. In addition, the Company and HCC provide loan commitments mainly to affiliates.

The outstanding balance of these revolving lines of credit, credit facilities and loan commitments as of December 31, 2008 is as follows:

Millions of yen
Total commitment available	592,609
Less amount utilized	5,351

Balance available	587,258

A portion of these revolving lines of credit is pending credit approval and cannot be utilized.

The Company and certain subsidiaries have line of credit arrangements with banks in order to secure a financing source for business operations. The unused line of credit as of December 31, 2008 amounted to ¥717,952 million.

It is a common practice in Japan for companies, in the ordinary course of business, to receive promissory notes in the settlement of trade accounts receivable and to subsequently discount such notes to banks or to transfer them by endorsement to suppliers in the settlement of accounts payable. As of December 31, 2008 and March 31, 2008, the Company and subsidiaries were contingently liable for trade notes discounted and endorsed in the following amounts:

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

	Millions of yen
	December 31, 2008	March 31, 2008
Notes discounted	3,902	4,063
Notes endorsed	4,413	4,706

	8,315	8,769

A certain subsidiary is contingently liable for the transfer of export receivables with recourse. As of December 31, 2008, the amount of transfer of export receivables with recourse was ¥15,589 million.

The Company and its subsidiaries provide warranties for certain of their products. The accrued product warranty costs are based primarily on historical experience of actual warranty claims. The change in accrued product warranty costs for the nine months ended December 31, 2008 is summarized as follows:

Millions of yen
Balance at beginning of the period	73,715
Expense recognized upon issuance of warranties	19,353
Usage	(24,194)
Other, including effect of foreign currency translation	(4,312)

Balance at end of the period	64,562

The change in accrued product warranty costs for the three months ended December 31, 2008 is summarized as follows:

Millions of yen
Balance at beginning of the period	68,299
Expense recognized upon issuance of warranties	6,710
Usage	(7,553)
Other, including effect of foreign currency translation	(2,894)

Balance at end of the period	64,562

On June 15, 2006, Hamaoka Nuclear Power Station No. 5 of Chubu Electric Power Co., Inc. shut down due to turbine damage. As a precautionary measure, on July 5, 2006, Shika Nuclear Power Station No. 2 of Hokuriku Electric Power Company, which uses the same type of turbines, was shut down for an examination of the turbines and the examination revealed damage to the turbine vanes. A provision for the repair costs was accrued. Although the Company cannot estimate specified damages at the present time, there can be no assurance that the Company could not be liable for repair costs or other damages incurred by Hokuriku Electric Power Company.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

On September 12, 2008, Chubu Electric Power Co., Inc. filed suit against the Company to claim for compensation for consequential losses mostly composed of the additional costs to switch to thermal power arising from shutdown at Hamaoka Nuclear Power Station No.5. This case is under dispute in court at present, and the Company decided to vigorously defend against it. Consequently, the Company has not accrued for consequential losses.

In January 2007, the European Commission ordered the Company and one of its affiliated companies to pay a fine for infringement of EC antitrust rules regarding alleged antitrust violations for the gas insulated switchgear equipment used at substations. In April 2007, the Company lodged an appeal with the Court of First Instance of the European Communities requesting the court to annul the decision of the European Commission. The determination has not been rendered at present, but the Company accrued the reasonably estimated amount for the fine.

In October 2006, a subsidiary and an affiliate of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to static random access memories. In December 2008, these companies received information that the Antitrust Division of the U.S. Department of Justice terminated the investigation of this matter.

In December 2006, the Company and a subsidiary in Europe received requests for information from the European Commission, a subsidiary in Japan received requests for information from the Antitrust Division of the U.S. Department of Justice and the Fair Trade Commission of Japan and an affiliate in Japan received a request for information from the Fair Trade Commission of Japan in respect of alleged antitrust violations relating to the liquid crystal displays. In December 2008, a subsidiary in Japan received a cease and desist order from the Fair Trade Commission of Japan while it has not received a surcharge payment order. The investigation by the European Commission and the Antitrust Division of the U.S. Department of Justice is ongoing. The Japanese subsidiary accrued the reasonably estimated amount for the loss which may be incurred in relation to the investigation by the Antitrust Division of the U.S. Department of Justice.

In June 2007, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to dynamic random access memories.

In September 2007, a subsidiary and an affiliate of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to flash memories.

In November 2007, a subsidiary of the Company in the U.S. received requests for information from the Antitrust Division of the U.S. Department of Justice in respect of alleged antitrust violations relating to cathode ray tubes. In addition, in November 2007, two subsidiaries in Asia and in Europe received requests for information from the European Commission. Furthermore, in November 2007, a subsidiary in Canada received requests for information from the Canadian Competition Bureau.

In December 2008, the Company received requests for information from the European Commission in respect of alleged antitrust violations relating to power transformers.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

The Company and these companies do not concede the alleged antitrust violations, but depending upon the outcome of these investigations, fines or surcharge payments, the amount of which is uncertain, may be imposed on them. In addition, subsequent to these actions by the competent authorities, a number of class action lawsuits have been filed against the Company and some of these companies in the U.S. and Canada.

Depending upon the outcome of the above legal proceedings, there may be an adverse effect on the consolidated financial position or results of operations. Currently the Company is unable to estimate the adverse effect, if any. Accordingly, no accrual for potential loss has been made.

In addition to the above, the Company and certain subsidiaries are subject to several legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. These actions when ultimately concluded and determined will not, in the opinion of management, have a material adverse effect on the consolidated financial position or results of operations of the Company and subsidiaries.

(12)	Impairment Losses for Long-Lived Assets

For the nine months ended December 31, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan and the U.S. The Digital Media & Consumer Products division recognized a loss of ¥45,305 million, primarily in its plasma TV business, due to the decision to switch the source for glass panel components from in-house manufacturing to an outside supplier and patents with lower-than-expected future license income, and also in a specific type of electronic parts that was projected to have lower production because of smaller demand in the market. The Information & Telecommunication Systems division recognized a loss of ¥6,551 million primarily due to a decline in the expected selling price of certain assets held for sale caused by a deterioration of the real estate market and a decline of the estimated recoverable value because of a bankruptcy of a certain customer. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

For the three months ended December 31, 2008, the majority of the impairment losses were recorded on long-lived property, plant and equipment located in Japan and the U.S. The Information & Telecommunication Systems division recognized a loss of ¥3,911 million primarily due to a decline in the expected selling price of certain assets held for sale caused by a deterioration of the real estate market. The Digital Media & Consumer Products division recognized a loss of ¥3,884 million primarily due to a specific type of electronic parts that was projected to have lower production because of smaller demand in the market. The fair value estimates used to determine these losses were based primarily on discounted future cash flows.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

(13)	Restructuring Charges

Certain losses incurred in the reorganization of the Company’s operations are considered restructuring charges. Components and related amounts of the restructuring charges, before the related tax effects, for the nine months ended December 31, 2008 are as follows:

Millions of yen
Special termination benefits	6,255
Loss on fixed assets	1,392

7,647

Components and related amounts of the restructuring charges, before the related tax effects, for the three months ended December 31, 2008 are as follows:

Millions of yen
Special termination benefits	1,352
Loss on fixed assets	1,107

2,459

The Company and certain subsidiaries provided special termination benefits to those employees voluntarily leaving the companies. The accrued special termination benefits were recognized at the time voluntary termination was offered and benefits were accepted by the employees. An analysis of the accrued special termination benefits for the nine months ended December 31, 2008 is as follows:

Millions of yen
Balance at beginning of the period	8,952
New charges	6,255
Cash payments	(12,659)
Foreign currency exchange rate changes	(622)

Balance at end of the period	1,926

An analysis of the accrued special termination benefits for the three months ended December 31, 2008 is as follows:

Millions of yen
Balance at beginning of the period	2,532
New charges	1,352
Cash payments	(1,490)
Foreign currency exchange rate changes	(468)

Balance at end of the period	1,926

The restructuring charges for the nine months ended December 31, 2008 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability and the disposal and reorganization of plants in the Information & Telecommunication Systems division, the Power & Industrial Systems division, the Digital Media & Consumer Products division and the Financial Services division.

The restructuring charges for the three months ended December 31, 2008 mainly consist of special termination benefits for the early-terminated employees of subsidiaries for the purpose of reducing costs and improving profitability in the Financial Services division and the disposal and reorganization of plants in the Information & Telecommunication Systems division.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

(14)	Other Income and Other Deductions

The following items are included in other deductions for the nine months ended December 31, 2008.

Millions of yen
Net loss on securities	(22,437)
Equity in net loss of affiliated companies	(82,027)
Net loss on sale and disposal of rental assets and other property	(7,257)
Exchange loss	(42,896)

The following items are included in other deductions for the three months ended December 31, 2008.

Millions of yen
Net loss on securities	(14,554)
Equity in net loss of affiliated companies	(85,874)
Net loss on sale and disposal of rental assets and other property	(2,315)
Exchange loss	(38,536)

Other income for the nine months ended December 31, 2008 represents a gain of ¥5,203 million on a sale of a subsidiary’s mobile communication business.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

(15)	Net Income Per Share Information

The reconciliations of the numbers and the amounts used in the basic and diluted net loss per share computations for the nine months and the three months ended December 31, 2008 are as follows:

	Number of shares
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Weighted average number of shares on which basic net loss per share is calculated	3,323,973,766	3,323,917,981
Effect of dilutive securities	—	—

Number of shares on which diluted net loss per share is calculated	3,323,973,766	3,323,917,981

	Millions of yen
	Nine months ended December 31, 2008	Three months ended December 31, 2008
Net loss applicable to common stockholders	(356,912)	(371,099)
Effect of dilutive securities:
Other	(450)	—

Net loss on which diluted net loss per share is calculated	(357,362)	(371,099)

	Yen
Net loss per share:
Basic	(107.38)	(111.65)
Diluted	(107.51)	(111.65)

The net loss per share computations for the nine months and the three months ended December 31, 2008 exclude all the convertible bonds because their effect would have been autidilutive. In addition, the net loss per share computation for the nine months ended December 31, 2008 excludes some stock options and the net loss per share computation for the three months ended December 31, 2008 excludes all stock options because their effect would have been antidilutive.

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

(16)	Fair Value

The Company establishes a fair value hierarchy that requires the maximum use of observable inputs in markets and the minimum use of unobservable inputs when measuring fair value. The criteria to judge a level of the hierarchy is as follows:

Level 1

Quoted prices for identical assets or liabilities in active markets.

Level 2

Quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or valuations for which significant inputs are observable mainly in markets.

Level 3

Valuations measured by inputs that are not observable.

The following table represents the balances of assets and liabilities measured at fair value on a recurring basis and the fair value hierarchy classification as of December 31, 2008.

	Millions of yen
	Total balance	Fair value hierarchy classification
		Level 1	Level 2	Level 3
Assets:
Investments in securities	196,298	146,218	13,749	36,331
Derivatives	78,452	—	76,960	1,492
Other	87,663	—	—	87,663
Liabilities:
Derivatives	(10,534)	—	(10,534)	—

HITACHI, LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2008

(17)	Subsequent Events

On January 14, 2009, the Company announced its decision to purchase additional shares of Hitachi Kokusai Electric Inc. (Hitachi Kokusai Electric), an equity method affiliate, through a tender offer to make Hitachi Kokusai Electric its subsidiary for the purpose of establishing a stable equity-based relationship and strengthening cooperative relationship in fields of communications and video, and broadcasting system businesses. Hitachi Kokusai Electric’s Board of Directors resolved to approve the tender offer at the meeting held on the same day. The Company currently holds 37.98% of Hitachi Kokusai Electric’s shares, including indirect shareholdings. The duration of the tender offer is from January 26, 2009 to March 9, 2009. Due to the fact that the plans call for Hitachi Kokusai Electric to remain listed even after completion of the tender offer, the Company has set 13,406,000 shares as the upper limit for the number of purchasing shares. In the event that the total number of tendered shares is less than or equal to the planned maximum number of shares to be purchased, the Company will purchase all the shares tendered in the tender offer. If the total number of tendered shares exceeds the planned maximum number of shares to be purchased, the Company will not purchase the excess in whole or in part. The price of the tender offer is ¥780 per share, which was determined by comprehensively taking into consideration the market price of Hitachi Kokusai Electric’s common stock, Hitachi Kokusai Electric’s financial condition, future earnings prospects and a valuation of the estimated value of Hitachi Kokusai Electric stock conducted by a third party appraiser, and included a premium of approximately 77% over the average share price of Hitachi Kokusai Electric’s common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended January 13, 2009.

On January 14, 2009, the Company also announced its decision to purchase additional shares of Hitachi Koki Co., Ltd. (Hitachi Koki), an equity method affiliate, through a tender offer to make Hitachi Koki its subsidiary for the purpose of establishing a stable equity-based relationship and strengthening cooperative relationship in business expansion on a global scale and research and development into lithium-ion battery-operated products. Hitachi Koki’s Board of Directors resolved to approve the tender offer at the meeting held on the same day. The Company currently holds 32.05% of Hitachi Koki’s shares, including indirect shareholdings. The duration of the tender offer is from January 26, 2009 to March 9, 2009. Due to the fact that the plans call for Hitachi Koki to remain listed even after completion of the tender offer, the Company has set 12,473,000 shares as the upper limit for the number of purchasing shares. In the event that the total number of tendered shares is less than or equal to the planned maximum number of shares to be purchased, the Company will purchase all the shares tendered in the tender offer. If the total number of tendered shares exceeds the planned maximum number of shares to be purchased, the Company will not purchase the excess in whole or in part. The price of the tender offer is ¥1,300 per share, which was determined by comprehensively taking into consideration the market price of Hitachi Koki’s common stock, Hitachi Koki’s financial condition, future earnings prospects and a valuation of the estimated value of Hitachi Koki stock conducted by a third party appraiser, and included a premium of approximately 77% over the average share price of Hitachi Koki’s common stock traded on the First Section of the Tokyo Stock Exchange for three month period ended January 13, 2009.

SEGMENT INFORMATION

Industry Segment

Hitachi, Ltd. and Subsidiaries

Three and Nine months ended December 31, 2008

	Millions of yen
	Three months ended December 31, 2008		Nine months ended December 31, 2008
Revenues:
Information & Telecommunication Systems	600,965		1,882,761
	(23%	)	(22%	)

Electronic Devices	258,249		899,447
	(10%	)	(10%	)

Power & Industrial Systems	702,572		2,396,455
	(27%	)	(28%	)

Digital Media & Consumer Products	309,392		1,004,893
	(12%	)	(12%	)

High Functional Materials & Components	376,538		1,297,711
	(15%	)	(15%	)

Logistics, Services & Others	246,554		821,509
	(10%	)	(10%	)

Financial Services	84,333		274,325
	(3%	)	(3%	)

Subtotal	2,578,603		8,577,101
	(100%	)	(100%	)

Eliminations and Corporate Items	(318,030)		(1,005,981)

Total	2,260,573		7,571,120

Operating Income (Loss):
Information & Telecommunication Systems	38,382		110,555
	—		(48%	)

Electronic Devices	4,084		32,611
	—		(14%	)

Power & Industrial Systems	(25,491)		38,027
	—		(16%	)

Digital Media & Consumer Products	(16,132)		(42,793)
	—		(-18%	)

High Functional Materials & Components	(588)		68,327
	—		(29%	)

Logistics, Services & Others	4,666		16,337
	—		(7%	)

Financial Services	2,176		9,651
	—		(4%	)

Subtotal	7,097		232,715
	—		(100%	)

Eliminations and Corporate Items	(21,621)		(50,157)

Total	(14,524)		182,558

Notes:	1.	Revenues by industry segment include intersegment transactions.
	2.	SEGMENT INFORMATION is disclosed in accordance with a ministerial ordinance under the Financial Instruments and Exchange Law of Japan.
	3.	In order to be consistent with financial reporting principles and practices generally accepted in Japan, operating income (loss) is presented as total revenues less cost of sales and selling, general and administrative expenses. The Company believes that this is useful to investors in comparing the Company's financial results with those of other Japanese companies. Under accounting principles generally accepted in the United States of America, restructuring charges, net gain or loss on sale and disposal of rental assets and other property and impairment losses are included as part of operating income (loss). See the consolidated statements of operations and notes 12, 13 and 14 to the consolidated financial statements.

Geographic Segment

Hitachi, Ltd. and Subsidiaries

Three and Nine months ended December 31, 2008

	Millions of yen
	Three months ended December 31, 2008		Nine months ended December 31, 2008
Revenues:
Japan
Outside customer sales	1,488,817		4,966,030
	(54%	)	(54%	)
Intersegment transactions	305,625		1,070,979
	(11%	)	(11%	)
Total	1,794,442		6,037,009
	(65%	)	(65%	)

Asia
Outside customer sales	383,665		1,224,885
	(14%	)	(13%	)
Intersegment transactions	139,607		468,275
	(5%	)	(5%	)
Total	523,272		1,693,160
	(19%	)	(18%	)

North America
Outside customer sales	193,442		658,838
	(7%	)	(7%	)
Intersegment transactions	29,365		85,683
	(1%	)	(1%	)
Total	222,807		744,521
	(8%	)	(8%	)

Europe
Outside customer sales	156,540		576,228
	(6%	)	(6%	)
Intersegment transactions	11,111		38,918
	(0%	)	(1%	)
Total	167,651		615,146
	(6%	)	(7%	)

Other Areas
Outside customer sales	38,109		145,139
	(2%	)	(2%	)
Intersegment transactions	1,200		7,450
	(0%	)	(0%	)
Total	39,309		152,589
	(2%	)	(2%	)

Subtotal	2,747,481		9,242,425
	(100%	)	(100%	)

Eliminations and Corporate Items	(486,908)		(1,671,305)

Total	2,260,573		7,571,120

	Millions of yen
	Three months ended December 31, 2008		Nine months ended December 31, 2008
Operating Income (Loss):
Japan	(13,223)		147,222
	—		(65%	)

Asia	19,330		71,295
	—		(32%	)

North America	2,584		6,383
	—		(3%	)

Europe	(13,350)		(9,847)
	—		(-4%	)

Other Areas	1,989		9,491
	—		(4%	)

Subtotal	(2,670)		224,544
	—		(100%	)

Eliminations and Corporate Items	(11,854)		(41,986)

Total	(14,524)		182,558

Revenues by Market Hitachi, Ltd. and Subsidiaries Three and Nine months ended December 31, 2008
	Millions of yen
	Three months ended December 31, 2008		Nine months ended December 31, 2008
Domestic revenues	1,301,457		4,309,698
	(58%	)	(57%	)

Overseas revenues:
Asia	452,672		1,527,923
	(20%	)	(20%	)

North America	207,389		691,632
	(9%	)	(9%	)

Europe	202,035		710,313
	(9%	)	(9%	)

Other Areas	97,020		331,554
	(4%	)	(5%	)

Subtotal	959,116		3,261,422
	(42%	)	(43%	)

Total	2,260,573		7,571,120
	(100%	)	(100%	)

Hitachi Submits Amendment Statement for Tender Offer Registration Statement Relating to Hitachi Kokusai Electric Shares, Extends Tender Offer Period and Amends Public Notice of Commencement of Tender Offer

Tokyo, February 25, 2009 — Hitachi, Ltd. (NYSE:HIT / TSE:6501) today announced that it has submitted to the Kanto Local Finance Bureau an Amendment Statement for Tender Offer Registration Statement in relation to the January 14 announcement of its intention to purchase additional common stocks of Hitachi Kokusai Electric Inc. (TSE:6756) by way of a public tender offer (hereinafter “Tender Offer”). The Amendment Statement was submitted to the Kanto Local Finance Bureau pursuant to Article 27-8, Paragraph 2 of the Financial Instruments and Exchange Law of Japan. Due to this submission of the Amendment Statement, in accordance with Article 27-8, Paragraph 8 of the Financial Instruments and Exchange Law of Japan, the duration of the Tender Offer (hereinafter “Tender Offer Period”) is extended and the Public Notice of the Tender Offer dated January 26, 2009 is amended.

The public notice (the public notice was made electronically (http://info.edinet-fsa.go.jp/)) was made today regarding the extension of the Tender Offer Period and a notice will be published in the Nihon Keizai Shimbun without delay.

I. Contents of the Amendment Statement and Extension of the Tender Offer Period

Hitachi and Hitachi Kokusai Electric have cooperated in Hitachi’s information network business, and the Social Infrastructure Business and the Life Infrastructure Business in areas such as transport systems, urban systems and other businesses, where Hitachi has utilized Hitachi Kokusai Electric’s digital wireless communications systems for business use, video monitoring systems, and base stations for communications operators, among other technologies. For example, on February 23, 2009, Hitachi Kokusai Electric unveiled the successor model to wireless base station equipment, achieved by their joint development. The two companies will cooperate in developing new products and announce those products. Moreover, in an attempt to strengthen their business cooperation, Hitachi and Hitachi Kokusai Electric will bolster collaboration in the network-based security video surveillance system business, announced in the news release “Hitachi and Hitachi Kokusai Electric to Bolster Collaboration in the Network-based Security Video Surveillance System Business” of February 19, 2009. In line with their greater cooperation, Hitachi Kokusai Electric and Hitachi announced new products with standardized communications protocols on February 20, 2009 and February 23, 2009, respectively. As a result, amendment shall be made to “I. Terms and Conditions of the Tender Offer 3. Purpose of the Tender Offer” and “IV. Agreement Between the Tender Offeror and the Target 2. Agreement Between the Tender Offeror and the Target and/or Its Directors” in the Registration Statement. Hitachi submitted the Amendment Statement and extended the last date of the Tender Offer Period to March 11, 2009.

The contents of the Amendment Statement are as follows. Amendment parts are underlined.

I. [Terms and Conditions of the Tender Offer]

3. [Purpose of the Tender Offer]

(Before the Amendment)

(1)	Outline of the Tender Offer

(Omitted)

(2)	Rationale and Background to the Tender Offer, Management Policy After the Tender Offer

(Omitted)

Hitachi and Hitachi Kokusai Electric have cooperated in Hitachi’s information network business, and the Social Infrastructure Business and the Life Infrastructure Business in areas such as transport systems, urban systems and other businesses, where Hitachi has utilized Hitachi Kokusai Electric’s digital wireless communications systems for business use, video monitoring systems, and base stations for communications operators, among other technologies. Looking ahead, the two companies believe it is necessary to strengthen cooperation to capture more synergies in order to raise corporate value.

(Omitted)

Greater cooperation than in the past between the two companies will harness the business resources of both entities as well as those of the Hitachi Group in all manner of fields. This higher level of cooperation promises to spur the development of both Hitachi and Hitachi Kokusai Electric. Areas where benefits are expected include utilization of the Hitachi Group’s reinforced quad-polar operating framework in the Americas, Europe, Asia and China; cooperation in R&D; application of the Hitachi Group’s broad portfolio of intellectual property rights through cross-licensing agreements and other means; cooperation in terms of finance; utilization of various expertise in areas such as business development, human resources and systems; use of the latest information; and cooperation in nurturing the Hitachi brand globally.

Hitachi Kokusai Electric will maintain its public listing, as Hitachi believes that retaining management autonomy as a listed company while strengthening the relationship between the two companies is an effective way of raising the corporate value of both. Therefore, Hitachi has no plans to make significant changes to Hitachi Kokusai Electric’s capital policies after the Tender Offer. Moreover, no significant changes are planned for the composition of Hitachi Kokusai Electric’s Board of Directors, management policy or businesses. Hitachi plans to continuously hold Hitachi Kokusai Electric’s shares, including shares purchased through the Tender Offer.

(3)	Reasons and Details of Any Plans to Purchase Additional Target Company Share Certificates After Completion of the Tender Offer

(Omitted)

(4)	Outline of the Terms of the Tender Offer

(Omitted)

(5)	Agreement Regarding Tender Offer

As per (1) above, according to the statement announced by Hitachi Kokusai Electric on January 14, 2009, Hitachi Kokusai Electric Board of Directors resolved to approve the Tender Offer at its meeting held on the same day.

According to the statement above, Hitachi Kokusai Electric Board members Messrs. Shungo Dazai and Yoshiki Yagi did not participate in any discussions or resolutions concerning the Tender Offer, including the aforementioned acceptance of the Tender Offer, to avoid a conflict of interest due to their capacity and backgrounds; Mr. Dazai concurrently serves as a director of Hitachi and has a special interest, while Mr. Yagi was formerly Hitachi’s director and is presently a senior advisor emeritus to Hitachi. Moreover, these two individuals did not take part in discussions and negotiations with the Tender Offeror from the standpoint of Hitachi Kokusai Electric.

(6)	Status of Listing

(Omitted)

(After the Amendment)

(1)	Outline of the Tender Offer

(Omitted)

(2)	Rationale and Background to the Tender Offer, Management Policy After the Tender Offer

(Omitted)

Hitachi and Hitachi Kokusai Electric have cooperated in Hitachi’s information network business, and the Social Infrastructure Business and the Life Infrastructure Business in areas such as transport systems, urban systems and other businesses, where Hitachi has utilized Hitachi Kokusai Electric’s digital wireless communications systems for business use, video monitoring systems, and base stations for communications operators, among other technologies. For example, on February 23, 2009, Hitachi Kokusai Electric unveiled the successor model to wireless base station equipment, achieved by their joint development. Looking ahead, while the two companies will cooperate in developing new products and announce those products, they believe it is necessary to strengthen cooperation to capture more synergies in order to raise corporate value.

(Omitted)

Greater cooperation than in the past between the two companies will harness the business resources of both entities as well as those of the Hitachi Group in all manner of fields. This higher level of cooperation promises to spur the development of both Hitachi and Hitachi Kokusai Electric. Areas where benefits are expected include utilization of the Hitachi Group’s reinforced quad-polar operating framework in the Americas, Europe, Asia and China; cooperation in R&D; application of the Hitachi Group’s broad portfolio of intellectual property rights through cross-licensing agreements and other means; cooperation in terms of finance; utilization of various expertise in areas such as business development, human resources and systems; use of the latest information; and cooperation in nurturing the Hitachi brand globally.

Moreover, in an attempt to strengthen their business cooperation, Hitachi and Hitachi Kokusai Electric will bolster collaboration in the network-based security video surveillance system business, announced in the news release “Hitachi and Hitachi Kokusai Electric to Bolster Collaboration in the Network-based Security Video Surveillance System Business” of February 19, 2009. In recent years, rising public awareness of the need for greater security has spawned many more opportunities to deploy surveillance systems in a myriad of contexts. In particular, the market for network-based surveillance cameras is expanding rapidly worldwide, as these systems offer outstanding features in terms of facilitating the remote operation of security cameras and offering easy scalability when adding search screens and security cameras. Hitachi and Hitachi Kokusai Electric command a high share of the Japanese markets for network-based surveillance cameras. The two companies are leveraging their respective system-building strengths to develop a surveillance system business that makes use of security cameras. Both companies will bolster collaboration in the network-based security surveillance systems business as one initiative in strengthening collaboration across their businesses. Specifically, the two companies will standardize the communications protocols of their respective security devices such as network-based security cameras and recorders. This standardization will facilitate the creation of network-based security video surveillance systems that satisfy many different customer needs. Both companies will also consider the standardization of certain components, while working to reinforce cost competitiveness primarily by jointly purchasing components and utilizing one another’s procurement channels. Furthermore, future collaboration will cover the development of high-value-added systems that make use of cutting-edge technologies. Examples include the development of software that enables both companies’ surveillance system devices for room access control and other systems to be easily interconnected, as well as human tracking systems using video recognition technology. Hitachi Kokusai Electric and Hitachi announced new products with standardized communications protocols on February 20, 2009 and February 23, 2009, respectively.

Hitachi Kokusai Electric will maintain its public listing, as Hitachi believes that retaining management autonomy as a listed company while strengthening the relationship between the two companies is an effective way of raising the corporate value of both. Therefore, Hitachi has no plans to make significant changes to Hitachi Kokusai Electric’s capital policies after the Tender Offer. Moreover, no significant changes are planned for the composition of Hitachi Kokusai Electric’s Board of Directors, management policy or businesses. Hitachi plans to continuously hold Hitachi Kokusai Electric’s shares, including shares purchased through the Tender Offer.

(3)	Reasons and Details of Any Plans to Purchase Additional Target Company Share Certificates After Completion of the Tender Offer

(Omitted)

(4)	Outline of the Terms of the Tender Offer

(Omitted)

(5)	Agreement Regarding Tender Offer

As per (1) above, according to the statement announced by Hitachi Kokusai Electric on January 14, 2009, Hitachi Kokusai Electric Board of Directors resolved to approve the Tender Offer at its meeting held on the same day.

According to the statement above, Hitachi Kokusai Electric Board members Messrs. Shungo Dazai and Yoshiki Yagi did not participate in any discussions or resolutions concerning the Tender Offer, including the aforementioned acceptance of the Tender Offer, to avoid a conflict of interest due to their capacity and backgrounds; Mr. Dazai concurrently serves as a director of Hitachi and has a special interest, while Mr. Yagi was formerly Hitachi’s director and is presently a senior advisor emeritus to Hitachi. Moreover, these two individuals did not take part in discussions and negotiations with the Tender Offeror from the standpoint of Hitachi Kokusai Electric.

As per (2) above, in an attempt to strengthen their business cooperation, Hitachi and Hitachi Kokusai Electric will bolster collaboration in the network-based security video surveillance system business, announced in the news release “Hitachi and Hitachi Kokusai Electric to Bolster Collaboration in the Network-based Security Video Surveillance System Business” of February 19, 2009.

(6)	Status of Listing

(Omitted)

4. [Tender Offer Period, Tender Offer Price and Number of Shares to Be Purchased]

(1) [Tender Offer Period]

1) [Initial Period of the Tender Offer in the Registration]

(Before the Amendment)

Tender Offer Period	From January 26, 2009 (Monday) to March 9, 2009 (Monday) (30 business days)

Date of Public Notice	January 26, 2009 (Monday)

Name of Newspapers in which Public Notice is to Posted	A public notice will be made electronically, and a notice will be published in the Nihon Keizai Shimbun Website where a public notice will be made electronically (http://info.edinet-fsa.go.jp/)

(After the Amendment)

Tender Offer Period	From January 26, 2009 (Monday) to March 11, 2009 (Wednesday) (32 business days)

Date of Public Notice	January 26, 2009 (Monday)

Name of Newspapers in which Public Notice is to Posted	A public notice will be made electronically, and a notice will be published in the Nihon Keizai Shimbun Website where a public notice will be made electronically (http://info.edinet-fsa.go.jp/)

10. [Method of Settlement]

(2) [Commencement Date of Settlement]

(Before the Amendment)

March 16, 2009 (Monday)

(After the Amendment)

March 18, 2009 (Wednesday)

IV. [Agreement Between the Tender Offeror and the Target]

2. [Agreement Between the Tender Offeror and the Target and/or Its Directors]

(Before the Amendment)

According to the statement announced by Hitachi Kokusai Electric on January 14, 2009, Hitachi Kokusai Electric Board of Directors resolved to approve the Tender Offer at its meeting held on the same day.

According to the statement above, Hitachi Kokusai Electric Board members Messrs. Shungo Dazai and Yoshiki Yagi did not participate in any discussions or resolutions concerning the Tender Offer, including the aforementioned acceptance of the Tender Offer, to avoid a conflict of interest due to their capacity and backgrounds; Mr. Dazai concurrently serves as a director of Hitachi and has a special interest, while Mr. Yagi was formerly Hitachi’s director and is presently a senior advisor emeritus to Hitachi. Moreover, these two individuals did not take part in discussions and negotiations with the Tender Offeror from the standpoint of Hitachi Kokusai Electric.

(After the Amendment)

According to the statement announced by Hitachi Kokusai Electric on January 14, 2009, Hitachi Kokusai Electric Board of Directors resolved to approve the Tender Offer at its meeting held on the same day.

According to the statement above, Hitachi Kokusai Electric Board members Messrs. Shungo Dazai and Yoshiki Yagi did not participate in any discussions or resolutions concerning the Tender Offer, including the aforementioned acceptance of the Tender Offer, to avoid a conflict of interest due to their capacity and backgrounds; Mr. Dazai concurrently serves as a director of Hitachi and has a special interest, while Mr. Yagi was formerly Hitachi’s director and is presently a senior advisor emeritus to Hitachi. Moreover, these two individuals did not take part in discussions and negotiations with the Tender Offeror from the standpoint of Hitachi Kokusai Electric.

As per “I. Terms and Conditions of the Tender Offer 3. Purpose of the Tender Offer (2) Rationale and Background to the Tender Offer, Management Policy After the Tender Offer,” in an attempt to strengthen their business cooperation, Hitachi and Hitachi Kokusai Electric will bolster collaboration in the network-based security video surveillance system business, announced in the news release “Hitachi and Hitachi Kokusai Electric to Bolster Collaboration in the Network-based Security Video Surveillance System Business” of February 19, 2009.

II. Amendment of the Public Notice of Commencement of the Tender Offer

Amendment of the Public Notice of Commencement of the Tender Offer is as follows. Amendment parts are underlined.

1. Purpose of the Tender Offer

(2)	Rationale and Background to the Tender Offer, Management Policy After the Tender Offer

(Before the Amendment)

(Omitted)

Hitachi and Hitachi Kokusai Electric have cooperated in Hitachi’s information network business, and the Social Infrastructure Business and the Life Infrastructure Business in areas such as transport systems, urban systems and other businesses, where Hitachi has utilized Hitachi Kokusai Electric’s digital wireless communications systems for business use, video monitoring systems, and base stations for communications operators, among other technologies. Looking ahead, the two companies believe it is necessary to strengthen cooperation to capture more synergies in order to raise corporate value.

(Omitted)

Greater cooperation than in the past between the two companies will harness the business resources of both entities as well as those of the Hitachi Group in all manner of fields. This higher level of cooperation promises to spur the development of both Hitachi and Hitachi Kokusai Electric. Areas where benefits are expected include utilization of the Hitachi Group’s reinforced quad-polar operating framework in the Americas, Europe, Asia and China; cooperation in R&D; application of the Hitachi Group’s broad portfolio of intellectual property rights through cross-licensing agreements and other means; cooperation in terms of finance; utilization of various expertise in areas such as business development, human resources and systems; use of the latest information; and cooperation in nurturing the Hitachi brand globally.

Hitachi Kokusai Electric will maintain its public listing, as Hitachi believes that retaining management autonomy as a listed company while strengthening the relationship between the two companies is an effective way of raising the corporate value of both. Therefore, Hitachi has no plans to make significant changes to Hitachi Kokusai Electric’s capital policies after the Tender Offer. Moreover, no significant changes are planned for the composition of Hitachi Kokusai Electric’s Board of Directors, management policy or businesses. Hitachi plans to continuously hold Hitachi Kokusai Electric’s shares, including shares purchased through the Tender Offer.

(After the Amendment)

(Omitted)

Hitachi and Hitachi Kokusai Electric have cooperated in Hitachi’s information network business, and the Social Infrastructure Business and the Life Infrastructure Business in areas such as transport systems, urban systems and other businesses, where Hitachi has utilized Hitachi Kokusai Electric’s digital wireless communications systems for business use, video monitoring systems, and base stations for communications operators, among other technologies. For example, on February 23, 2009, Hitachi Kokusai Electric unveiled the successor model to wireless base station equipment, achieved by their joint development. Looking ahead, while the two companies will cooperate in developing new products and announce those products, they believe it is necessary to strengthen cooperation to capture more synergies in order to raise corporate value.

(Omitted)

Greater cooperation than in the past between the two companies will harness the business resources of both entities as well as those of the Hitachi Group in all manner of fields. This higher level of cooperation promises to spur the development of both Hitachi and Hitachi Kokusai Electric. Areas where benefits are expected include utilization of the Hitachi Group’s reinforced quad-polar operating framework in the Americas, Europe, Asia and China; cooperation in R&D; application of the Hitachi Group’s broad portfolio of intellectual property rights through cross-licensing agreements and other means; cooperation in terms of finance; utilization of various expertise in areas such as business development, human resources and systems; use of the latest information; and cooperation in nurturing the Hitachi brand globally.

Moreover, in an attempt to strengthen their business cooperation, Hitachi and Hitachi Kokusai Electric will bolster collaboration in the network-based security video surveillance system business, announced in the news release “Hitachi and Hitachi Kokusai Electric to Bolster Collaboration in the Network-based Security Video Surveillance System Business” of February 19, 2009. In recent years, rising public awareness of the need for greater security has spawned many more opportunities to deploy surveillance systems in a myriad of contexts. In particular, the market for network-based surveillance cameras is expanding rapidly worldwide, as these systems offer outstanding features in terms of facilitating the remote operation of security cameras and offering easy scalability when adding search screens and security cameras. Hitachi and Hitachi Kokusai Electric command a high share of the Japanese markets for network-based surveillance cameras. The two companies are leveraging their respective system-building strengths to develop a surveillance system business that makes use of security cameras. Both companies will bolster collaboration in the network-based security surveillance systems business as one initiative in strengthening collaboration across their businesses. Specifically, the two companies will standardize the communications protocols of their respective security devices such as network-based security cameras and recorders. This standardization will facilitate the creation of network-based security video surveillance systems that satisfy many different customer needs. Both companies will also consider the standardization of certain components, while working to reinforce cost competitiveness primarily by jointly purchasing components and utilizing one another’s procurement channels. Furthermore, future collaboration will cover the development of high-value-added systems that make use of cutting-edge technologies. Examples include the development of software that enables both companies’ surveillance system devices for room access control and other systems to be easily interconnected, as well as human tracking systems using video recognition technology. Hitachi Kokusai Electric and Hitachi announced new products with standardized communications protocols on February 20, 2009 and February 23, 2009, respectively.

Hitachi Kokusai Electric will maintain its public listing, as Hitachi believes that retaining management autonomy as a listed company while strengthening the relationship between the two companies is an effective way of raising the corporate value of both. Therefore, Hitachi has no plans to make significant changes to Hitachi Kokusai Electric’s capital policies after the Tender Offer. Moreover, no significant changes are planned for the composition of Hitachi Kokusai Electric’s Board of Directors, management policy or businesses. Hitachi plans to continuously hold Hitachi Kokusai Electric’s shares, including shares purchased through the Tender Offer.

(5)	Agreement Regarding Tender Offer

(Before the Amendment)

According to the statement announced by Hitachi Kokusai Electric on January 14, 2009, Hitachi Kokusai Electric Board of Directors resolved to approve the Tender Offer at its meeting held on the same day.

According to the statement above, Hitachi Kokusai Electric Board members Messrs. Shungo Dazai and Yoshiki Yagi did not participate in any discussions or resolutions concerning the Tender Offer, including the aforementioned acceptance of the Tender Offer, to avoid a conflict of interest due to their capacity and backgrounds; Mr. Dazai concurrently serves as a director of Hitachi and has a special interest, while Mr. Yagi was formerly Hitachi’s director and is presently a senior advisor emeritus to Hitachi. Moreover, these two individuals did not take part in discussions and negotiations with the Tender Offeror from the standpoint of Hitachi Kokusai Electric.

(After the Amendment)

According to the statement announced by Hitachi Kokusai Electric on January 14, 2009, Hitachi Kokusai Electric Board of Directors resolved to approve the Tender Offer at its meeting held on the same day.

According to the statement above, Hitachi Kokusai Electric Board members Messrs. Shungo Dazai and Yoshiki Yagi did not participate in any discussions or resolutions concerning the Tender Offer, including the aforementioned acceptance of the Tender Offer, to avoid a conflict of interest due to their capacity and backgrounds; Mr. Dazai concurrently serves as a director of Hitachi and has a special interest, while Mr. Yagi was formerly Hitachi’s director and is presently a senior advisor emeritus to Hitachi. Moreover, these two individuals did not take part in discussions and negotiations with the Tender Offeror from the standpoint of Hitachi Kokusai Electric.

As per (2) above, in an attempt to strengthen their business cooperation, Hitachi and Hitachi Kokusai Electric will bolster collaboration in the network-based security video surveillance system business, announced in the news release “Hitachi and Hitachi Kokusai Electric to Bolster Collaboration in the Network-based Security Video Surveillance System Business” of February 19, 2009.

2. Terms and Conditions of the Tender Offer

(3)	Duration of the Tender Offer

(Before the Amendment)

1) Initial Period of the Tender Offer in the Registration

From Monday, January 26, 2009 to Monday, March 9, 2009 (both inclusive) (30 business days)

(After the Amendment)

1) Initial Period of the Tender Offer in the Registration

From Monday, January 26, 2009 to Wednesday, March 11, 2009 (both inclusive) (32 business days)

(11) Commencement Date of Settlement

(Before the Amendment)

Monday, March 16, 2009

(After the Amendment)

Wednesday, March 18, 2009

3. Agreement with the Hitachi Kokusai Electric and/or its Directors

(Before the Amendment)

According to the statement announced by Hitachi Kokusai Electric on January 14, 2009, Hitachi Kokusai Electric Board of Directors resolved to approve the Tender Offer at its meeting held on the same day.

According to the statement above, Hitachi Kokusai Electric Board members Messrs. Shungo Dazai and Yoshiki Yagi did not participate in any discussions or resolutions concerning the Tender Offer, including the aforementioned acceptance of the Tender Offer, to avoid a conflict of interest due to their capacity and backgrounds; Mr. Dazai concurrently serves as a director of Hitachi and has a special interest, while Mr. Yagi was formerly Hitachi’s director and is presently a senior advisor emeritus to Hitachi. Moreover, these two individuals did not take part in discussions and negotiations with the Tender Offeror from the standpoint of Hitachi Kokusai Electric.

(After the Amendment)

According to the statement announced by Hitachi Kokusai Electric on January 14, 2009, Hitachi Kokusai Electric Board of Directors resolved to approve the Tender Offer at its meeting held on the same day.

According to the statement above, Hitachi Kokusai Electric Board members Messrs. Shungo Dazai and Yoshiki Yagi did not participate in any discussions or resolutions concerning the Tender Offer, including the aforementioned acceptance of the Tender Offer, to avoid a conflict of interest due to their capacity and backgrounds; Mr. Dazai concurrently serves as a director of Hitachi and has a special interest, while Mr. Yagi was formerly Hitachi’s director and is presently a senior advisor emeritus to Hitachi. Moreover, these two individuals did not take part in discussions and negotiations with the Tender Offeror from the standpoint of Hitachi Kokusai Electric.

As per “1. Purpose of the Tender Offer (2) Rationale and Background to the Tender Offer, Management Policy After the Tender Offer,” in an attempt to strengthen their business cooperation, Hitachi and Hitachi Kokusai Electric will bolster collaboration in the network-based security video surveillance system business, announced in the news release “Hitachi and Hitachi Kokusai Electric to Bolster Collaboration in the Network-based Security Video Surveillance System Business” of February 19, 2009.

(Reference) Outline of the Tender Offer

1. Company Name of the Target

Hitachi Kokusai Electric Inc.

2. Duration of the Tender Offer (After Amendment)

From Monday, January 26, 2009 to Wednesday, March 11, 2009 (both inclusive)

(32 business days)

3. Price of Tender Offer

¥780 per share

4. Planned Number of Share Certificates to Be Purchased

Planned Number of Shares to Be Purchased	Planned Minimum Number of Shares to Be Purchased	Planned Maximum Number of Shares to Be Purchased
13,406,000 shares	— shares	13,406,000 shares

Note:	Please see Hitachi’s news release on January 14, 2009 titled “Hitachi to Commence Tender Offer for Hitachi Kokusai Electric Shares” for the details of this Tender Offer.

Cautionary Statement

Certain statements found in this document may constitute “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995. Such “forward-looking statements” reflect management’s current views with respect to certain future events and financial performance and include any statement that does not directly relate to any historical or current fact. Words such as “anticipate,” “believe,” “expect,” “estimate,” “forecast,” “intend,” “plan,” “project” and similar expressions which indicate future events and trends may identify “forward-looking statements.” Such statements are based on currently available information and are subject to various risks and uncertainties that could cause actual results to differ materially from those projected or implied in the “forward-looking statements” and from historical trends. Certain “forward-looking statements” are based upon current assumptions of future events which may not prove to be accurate. Undue reliance should not be placed on “forward-looking statements,” as such statements speak only as of the date of this document.

Factors that could cause actual results to differ materially from those projected or implied in any “forward-looking statement” and from historical trends include, but are not limited to:

•

increased commoditization of information technology products and digital media related products and intensifying price competition for such products, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	fluctuations in product demand and industry capacity, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•	uncertainty as to Hitachi’s ability to continue to develop and market products that incorporate new technology on a timely and cost-effective basis and to achieve market acceptance for such products;

•	rapid technological innovation, particularly in the Information & Telecommunication Systems segment, Electronic Devices segment and Digital Media & Consumer Products segment;

•

exchange rate fluctuation for the yen and other currencies in which Hitachi makes significant sales or in which Hitachi’s assets and liabilities are denominated, particularly against the U.S. dollar and the euro;

•	increases in the price of raw materials including, without limitation, petroleum and other materials, such as copper, steel, aluminum and synthetic resins;

•

uncertainty as to Hitachi’s ability to implement measures to reduce the potential negative impact of fluctuations in product demand, exchange rate fluctuation and/or increases in the price of raw materials;

•

general socio-economic and political conditions and the regulatory and trade environment of Hitachi’s major markets, particularly Japan, Asia, the United States and Europe, including, without limitation, a return to stagnation or a deterioration of the Japanese economy, direct or indirect restrictions by other nations on imports, or differences in commercial and business customs including, without limitation, contract terms and conditions and labor relations;

•	uncertainty as to Hitachi’s access to, or ability to protect, certain intellectual property rights, particularly those related to electronics and data processing technologies;

•

uncertainty as to the outcome of litigation, regulatory investigations and other legal proceedings of which the Company, its subsidiaries or its equity method affiliates have become or may become parties;

•	the possibility of incurring expenses resulting from any defects in products or services of Hitachi;

•	uncertainty as to the success of restructuring efforts to improve management efficiency and to strengthen competitiveness;

•	uncertainty as to the success of alliances upon which Hitachi depends, some of which Hitachi may not control, with other corporations in the design and development of certain key products;

•	uncertainty as to Hitachi’s ability to access, or access on favorable terms, liquidity or long-term financing; and

•	uncertainty as to general market price levels for equity securities in Japan, declines in which may require Hitachi to write down equity securities it holds.

The factors listed above are not all-inclusive and are in addition to other factors contained in Hitachi’s periodic filings with the U.S. Securities and Exchange Commission and in other materials published by Hitachi.

Other Cautionary Matters

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This announcement is a press release announcing the tender offer and has not been prepared for the purpose of soliciting an offer to sell stocks. If shareholders wish to make an offer to sell their stocks, they should first read the Explanatory Document for the tender offer and make their own decision. This press release does not constitute, nor form part of, any offer or invitation to buy, sell, exchange or otherwise dispose of, or issue, or any solicitation of any offer to sell or issue, exchange or otherwise dispose of, buy or subscribe for, any securities. In addition, this press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it (or any part of it) or the fact of its distribution form the basis of or be relied on in connection with, any contract therefore.

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The tender offer is not being made, directly or indirectly, in or into the United States, or by the use of the mails, or by any other means or instrumentality (including, but not limited to, telephones, telexes, facsimile transmissions, e-mails and internet communications) of interstate or foreign commerce, or by any facility of a national securities exchange of the United States of America. Accordingly, copies of offering documents are not being, and must not be, mailed or otherwise be forwarded, transmitted, distributed or sent in, into or from the United States of America. No person may apply for this tender offer by the use of such means or instrumentality or of such facility, or from the United States of America. Any purported application of the tender offer resulting directly or indirectly from a violation of these restrictions will not be accepted. No securities or other consideration is being solicited in the United States and if sent in response by a resident of the United States of America will not be accepted.

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Some countries or regions may impose restrictions on the announcement, issue or distribution of this press release. In such cases, please take note of such restrictions and comply with them. In countries or regions where the implementation of the tender offer is illegal, even upon receiving this press release, such receipt shall not constitute a solicitation of an offer to sell or an offer to buy stocks relating to the tender offer and shall be deemed a distribution of materials for informative purposes only.

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